FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of December, 2000

                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

         Form 20-F    X                Form 40-F
                   --------                      --------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                           No     X
             --------                      --------

         If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________________

          Contents:
               1.   Quarterly Report for the Quarter Ended September 30, 2000
               2.   Press Release dated November 20, 2000
               3.   Press Release dated November 13, 2000


         This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000 and No. 333-59737) and on Form F-3 (No. 333-7526 and No. 333-79005).

                               QUARTERLY REPORT *

For the quarterly period ending September 30, 2000

Commission File Number 0-23696



                              RADICA GAMES LIMITED
               (Exact name of registrant as specified in charter)


         Bermuda                                          N/A
(Country of Incorporation)                (I.R.S. Employer Identification No.)


            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)


Registrant's telephone number, including area code:  (852) 2693 2238


         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.  Yes  x      No
                                              -----       -----

         Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

      Class                                    Outstanding at September 30, 2000
---------------------------------------        ---------------------------------
Common Stock, par value $0.01 per share                     17,650,602




----------
* As a foreign private issuer, the registrant is not required to file reports on Form 10-Q. It intends to make voluntary quarterly reports to its stockholders which generally follow the Form 10-Q format. Such reports, of which this is one, are furnished to the Commission pursuant to Form 6-K.

                         PART I -- FINANCIAL INFORMATION



Item 1.  Financial Statements

                              RADICA GAMES LIMITED

                                    FORM 6-K

         The accompanying consolidated financial statements have been prepared by the Company, without audit, and reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods. The statements have been prepared in accordance with the regulations of the Securities and Exchange Commission (the "SEC"), but omit certain information and footnote disclosures necessary to present the statements in accordance with generally accepted accounting principles in the United States of America.

         These financial statements should be read in conjunction with the financial statements, accounting policies and notes included in the Form 20F for the year ended December 31, 1999 as filed with the Securities and Exchange Commission. Management believes that the disclosures are adequate to make the information presented herein not misleading.

                                                 RADICA GAMES LIMITED
                                         CONSOLIDATED STATEMENTS OF OPERATIONS
                                                      (unaudited)


(US Dollars in thousands,                                   Three months ended                Nine months ended
 except per share data)                                        September 30,                     September 30,
                                                      ------------------------------    -----------------------------
                                                          2000            1999              2000            1999
                                                      -------------   --------------    -------------   -------------

REVENUES:
Net sales                                                   39,899           47,388           69,050          89,050
Cost of sales                                              (26,299)         (28,657)         (57,120)        (51,466)
                                                      -------------   --------------    -------------   -------------
Gross profit                                                13,600           18,731           11,930          37,584
                                                      -------------   --------------    -------------   -------------

OPERATING EXPENSES:
Selling, general and administrative expenses                (7,335)          (7,299)         (20,140)        (17,086)
Research and development                                    (1,358)          (1,686)          (4,182)         (3,878)
Depreciation and amortization                               (1,399)          (1,383)          (4,127)         (3,557)
Restructuring charge                                             -                -           (1,369)              -
                                                      -------------   --------------    -------------   -------------
Total operating expenses                                   (10,092)         (10,368)         (29,818)        (24,521)
                                                      -------------   --------------    -------------   -------------

OPERATING INCOME (LOSS)                                      3,508            8,363          (17,888)         13,063

OTHER INCOME                                                   356              364            1,034             720

SHARE OF LOSS OF AFFILIATED COMPANY                              -             (142)               -            (704)

NET INTEREST INCOME                                             78              327              556           1,281
                                                      -------------   --------------    -------------   -------------

INCOME (LOSS) BEFORE INCOME TAXES                            3,942            8,912          (16,298)         14,360

(PROVISION) CREDIT FOR INCOME TAXES                            (78)             (95)             614            (184)
                                                      -------------   --------------    -------------   -------------

NET INCOME (LOSS)                                          $ 3,864          $ 8,817        $ (15,684)       $ 14,176
                                                      =============   ==============    =============   =============

EARNINGS (LOSS) PER SHARE - BASIC:

Net earnings (loss) per share                               $ 0.22           $ 0.50          $ (0.89)         $ 0.78
                                                      =============   ==============    =============   =============

Average number of shares outstanding                    17,639,400       17,801,396       17,624,297      18,282,007
                                                      =============   ==============    =============   =============

EARNINGS (LOSS) PER SHARE
  - ASSUMING DILUTION:

Net earnings (loss) per share and
  dilutive potential common stock                           $ 0.22           $ 0.48          $ (0.89)         $ 0.74
                                                      =============   ==============    =============   =============

Average number of shares and dilutive
   potential common stock outstanding                   17,937,229       18,530,393       17,624,297      19,163,933
                                                      =============   ==============    =============   =============

                           See accompanying notes to the consolidated financial statements.

                                        4

                                          RADICA GAMES LIMITED
                                      CONSOLIDATED BALANCE SHEETS


                                                 ASSETS
(US Dollars in thousands, except share data)                           September 30,     December 31,
                                                                      --------------    --------------
                                                                          2000               1999
                                                                      --------------    --------------
                                                                        (unaudited)
CURRENT ASSETS:
Cash and cash equivalents                                                 $  26,368         $  32,159
Accounts receivable, net of allowances for doubtful accounts of $2,260 ($389 at Dec. 31, 1999) and estimated customer
  returns of $595 ($624 at Dec. 31, 1999)                                    19,837            23,750
Inventories, net of provision of $7,305 ($2,339 at Dec. 31, 1999)            21,411            24,625
Prepaid expenses and other current assets                                     3,073             4,752
Income taxes receivable                                                           -             1,257
Deferred income taxes                                                         3,667             3,667
                                                                      --------------    --------------

        TOTAL CURRENT ASSETS                                                 74,356            90,210
                                                                      --------------    --------------

PROPERTY, PLANT AND EQUIPMENT, NET                                           18,448            17,523
                                                                      --------------    --------------

INTANGIBLE ASSETS, NET                                                       12,037            14,351
                                                                      --------------    --------------

DEFERRED INCOME TAXES, NONCURRENT                                                11                11
                                                                      --------------    --------------

        TOTAL ASSETS                                                      $ 104,852         $ 122,095
                                                                      ==============    ==============

                                  LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term borrowings                                                         2,980             1,464
Accounts payable                                                             11,618            10,929
Accrued warranty expenses                                                     1,100             1,100
Current portion of long-term debt                                             3,648             1,399
Accrued payroll and employee benefits                                           518             2,511
Accrued advertising expenses                                                  1,098             1,203
Accrued sales expenses                                                        2,368               856
Commissions payable                                                             823               464
Accrued other expenses                                                        4,110             5,091
Income taxes payable                                                            140                70
                                                                      --------------    --------------

        TOTAL CURRENT LIABILITIES                                            28,403            25,087
                                                                      --------------    --------------

LONG-TERM DEBT                                                                6,385            10,946
                                                                      --------------    --------------

        TOTAL LIABILITIES                                                    34,788            36,033
                                                                      --------------    --------------

SHAREHOLDERS' EQUITY:
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  17,650,602 shares outstanding (17,639,594 at Dec. 31, 1999)                   177               176
Additional paid-in capital                                                    1,843             1,757
Retained earnings                                                            68,068            84,100
Cumulative translation adjustment                                               (24)               29
                                                                      --------------    --------------

       TOTAL SHAREHOLDERS' EQUITY                                            70,064            86,062
                                                                      --------------    --------------

       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         $ 104,852         $ 122,095
                                                                      ==============    ==============

                    See accompanying notes to the consolidated financial statements.

                                                        RADICA GAMES LIMITED
                                           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                             (unaudited)


(US Dollars in thousands)
                                                  Common stock                                         Accumulated
                                                  ------------             Additional                     other          Total
                                            Number                           paid-in      Retained     comprehensive  shareholders'
                                           of shares         Amount          capital      earnings     income (loss)     equity
                                        ---------------- ----------------  ------------  ------------ --------------- -------------

Balance at December 31, 1999                 17,639,594            $ 176       $ 1,757       $84,100           $  29       $86,062
Cancellation of repurchased stock               (50,000)               -            15             -               -            15
Issuance of stock                                 5,408                -            (8)         (348)              -          (356)
Stock options exercised                          55,600                1            79             -               -            80
Net loss                                              -                -             -       (15,684)              -       (15,684)
Foreign currency translation                          -                -             -             -             (53)          (53)
                                        ---------------- ----------------  ------------  ------------ --------------- -------------

Balance at September 30, 2000                17,650,602            $ 177       $ 1,843       $68,068           $ (24)      $70,064
                                        ================ ================  ============  ============ =============== =============


                                  See accompanying notes to the consolidated financial statements.

                                  RADICA GAMES LIMITED
                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                                      (unaudited)

(US dollars in thousands)                                          Nine months
                                                                ended September 30,
                                                          ----------------------------
                                                              2000           1999
                                                          -------------  -------------
Cash flow from operating activities:
Net (loss) income                                             $(15,684)      $ 14,176
Adjustments to reconcile net (loss) income
   to net cash provided by operating activities:
   Deferred income taxes                                             -            (12)
   Depreciation                                                  1,937          1,749
   Amortization                                                  2,190          1,808
   Decrease of goodwill resulting in adjusted
      acquisition price                                          1,384              -
   Loss on disposal and write off of
      property, plant and equipment                                 19             50
   Loan notes forfeited                                         (1,399)             -
   Share of loss of affiliated company                               -            703
   Changes in assets and liabilities:
      Accounts receivable                                        3,860         (9,893)
      Receivable from affiliated company                             -         (1,019)
      Inventories                                                3,214         (3,000)
      Prepaid expenses and other current assets                  1,679         (3,051)
      Accounts payable                                             689          9,445
      Accrued payroll and employee benefits                     (1,993)          (393)
      Commissions payable                                          359             35
      Accrued advertising expenses                                (105)          (443)
      Accrued sales expenses                                     1,512         (2,475)
      Accrued warranty expenses                                      -           (850)
      Accrued other expenses                                      (981)         3,179
      Income taxes                                               1,327         (1,997)
      Notes payable                                                  -         12,345
                                                          -------------  -------------

Net cash (used in) provided by operating activities             (1,992)        20,357
                                                          -------------  -------------

Cash flow from investing activities:
Proceeds from sale of property, plant and equipment                 44             24
Purchase of property, plant and equipment                       (2,925)        (2,188)
Acquisition of LMP, net of cash acquired                             -        (15,970)
Purchase of intangible assets                                   (1,260)             -
                                                          -------------  -------------

Net cash used in investing activities                           (4,141)       (18,134)
                                                          -------------  -------------

Cash flow from financing activities:
Repurchase of common stock                                    $   (356)      $(16,787)
Funds from stock options exercised                                  80            525
Funds from issuance of stock                                        15              -
Increase in short-term borrowings                                1,516              -
Proceeds from bank loan                                         10,945              -
Repayments of loan notes                                       (11,858)             -
                                                          -------------  -------------

Net cash provided by (used in) financing activities                342        (16,262)
                                                          -------------  -------------

Net decrease in cash and cash equivalents                       (5,791)       (14,039)

Cash and cash equivalents:
   Beginning of period                                          32,159         47,527
                                                          -------------  -------------

   End of period                                              $ 26,368       $ 33,488
                                                          =============  =============

Supplementary disclosures of cash flow information:
Cash paid during the period:
   Interest                                                   $    508       $     11
   Income taxes                                                      -          2,479

          See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            (US dollars in thousands)
                                   (Unaudited)

1.   ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

     The Company designs, develops, manufactures and market a diverse line of electronic products including handheld and tabletop games, high-tech toys, video game controllers and peripherals, and internet enabled appliances.

     The consolidated financial statements include the accounts of the Company and all subsidiaries. Investments in affiliates, owned more than 20 percent but not in excess of 50 percent, are recorded using the equity method. All significant intra-group transactions and balances have been eliminated on consolidation.

     The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented in US dollars.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash accounts, interest-bearing savings accounts, and time certificates of deposit with a maturity at purchase date of three months or less.

     Inventories - Inventories are stated at the lower of cost, determined by the weighted average method, or market value. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future expected sales.

     Depreciation and amortization of property, plant and equipment - Depreciation is provided on the straight-line method at rates based upon the estimated useful lives of the property, generally not more than seven years except for leasehold land and buildings which are 50 years or where shorter, the remaining term of the lease, by equal annual instalments. Costs of leasehold improvements and leased assets are amortized over the life of the related asset or the term of the lease, whichever is shorter.

     Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gain or loss is included in income.

     Intangible assets - Intangible assets primarily represent the excess of the purchase price of acquisition of a business over the fair value of the net assets acquired ("goodwill"). Intangible assets also represent cost allocated to brand names and sublicensing rights. Such assets are amortized on a straight-line basis over the period estimated to be benefited, but not to exceed 20 years. The carrying value of intangible assets is periodically reviewed by the Company and impairments are recognized when there is a permanent diminution in value.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)
                                   (Unaudited)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Mold costs - The Company expenses all mold costs in the year of purchase or for internally produced molds, in the year of construction.

     Revenue recognition - Revenues are recognized as sales when merchandise is shipped. The Company permits the return of damaged or defective products and accepts limited amounts of product returns in certain other instances. Accordingly, the Company provides allowances for the estimated amounts of these returns at the time of revenue recognition, based on historical experience adjusted for known trends.

     Investments - Debt securities which the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Debt securities which might be sold prior to maturity are classified as available-for-sale and carried at approximate fair value. Any material unrealized gains and losses related to available-for-sale investments, net of applicable taxes, are reported in other comprehensive income. The Company determines the appropriate classification of securities at the time of purchase and evaluates such classification as of each balance sheet date.

     Income taxes - Income taxes are provided based on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income tax liabilities or assets are recorded to reflect the tax consequences in future years of differences between the taxable basis of assets and liabilities and the financial reporting amounts at each period end using rates currently in effect. A valuation allowance is recognized for any portion of the deferred tax asset for which realization is not likely.

     Advertising - The production costs of advertising are expensed by the Company the sooner of the first time the advertising takes place or the invoice date for the media purchase. Advertising costs associated with customer benefit programs are accrued as the related revenues are recognized.

     Foreign currency translation - Assets and liabilities of foreign currency are translated into US dollars using the exchange rates in effect at the balance sheet date. Revenues and expenses in foreign currencies are translated into US dollars using weighted-average rates prevailing during each reporting period. The impact of exchange rate changes is dealt with as a separate component of equity.

     Post-retirement and post-employment benefits - The Company does not provide
     post-retirement   benefits   other   than   pensions   to   employees   and
     post-employment benefits are immaterial.

     Warranty - Future warranty costs are provided for at the time of revenue recognition based on management's estimate by reference to historical experience adjusted for known trends.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)
                                   (Unaudited)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Stock options - The Company continues to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its stock options. As a result, no compensation expense has been recognized as the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of grant. Pro forma disclosures of the effect on net income and earnings per share as if the Company had accounted for its employee stock options under the fair value method prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", are shown in note 13.

     Earnings (loss) per share - Earnings (loss) per share is based on the weighted average number of shares of common stock and dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options. The effect of such dilutive potential common stock on net income per share is computed using the treasury stock method. All potentially dilutive securities were excluded from the computation in loss periods as their inclusion would have been anti-dilutive.

     Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses as of and for the reporting periods. Actual results could differ from those estimates. Differences from those estimates are reported in the period they become known.

     New Accounting Pronouncement - In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Implementation of SFAS No. 133 is required commencing with the first quarter of 2001. The Company does not expect the adoption to have a material impact on the Company's consolidated financial statements.

     Reclassifications - Certain reclassifications have been made to prior period amounts to conform with the 2000 presentation and to comply with new SFAS's.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)
                                   (Unaudited)

3.   INVENTORIES

     Inventories by major categories are summarized as follows:

                                   September 30,       December 31,
                                       2000                 1999
                                  --------------      --------------

     Raw materials                $        3,933      $        5,397
     Work in progress                      2,488               5,166
     Finished goods                       14,990              14,062
                                  --------------      --------------
                                  $       21,411      $       24,625
                                  ==============      ==============



4.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                   September 30,       December 31,
                                       2000                1999
                                  --------------      --------------

     Land and buildings           $       12,288      $       12,261
     Plant and machinery                   6,820               7,385
     Furniture and equipment               7,339               6,124
     Leasehold improvements                2,694               2,562
     Construction in progress              1,059                --
                                  --------------      --------------
        Total                     $       30,200      $       28,332
     Less: Accumulated
          depreciation and
          amortization                   (11,752)            (10,809)
                                  --------------      --------------
        Total                     $       18,448      $       17,523
                                  ==============      ==============

                              RADICA GAMES LIMITED

                            (US dollars in thousands)
                                   (Unaudited)

5.   ACQUISITION

     On June 24, 1999, the Company acquired Leda Media Products Limited ("LMP"), the leading supplier of third party video game controllers in the United Kingdom. The Company purchased LMP for approximately $16 million. The acquisition price consisted of cash payment of approximately $2.6 million, assumption of LMP net indebtedness of approximately for $1.1 million and issuance of notes payable for $12.3 million. During the quarter ended June 30, 2000, upon claiming certain breaches of warranty at LMP, the Company and the vendors of LMP mutually agreed to cancel certain loan notes such that the Company received approximately $1.4 million in consideration. The acquisition has been accounted for using the purchase method. The purchase price has been allocated to the assets acquired and liabilities assumed based on estimates of fair values as of the acquisition date. The Company recorded goodwill of $12.1 million resulting in the adjusted aggregate purchase price. The goodwill is being amortized on a straight-line basis over a fifteen year fiscal period.

     The pro forma results of operation have not been presented because the effect of the acquisition was not material to the Company's consolidated financial statements.

6.   INTANGIBLE ASSETS

     Intangible assets consist of the excess of purchase price over the estimated fair value of net assets acquired in acquisition of LMP and Girl Tech(R), and acquired use in certain cases of the Electronic Arts(TM) ("EA") brand name and XaviX(TM) sublicensing rights.

     During the quarter ended March 31, 2000, the Company announced it had entered into a licensing agreement with Shinsedai Co., Ltd. ("SSD") for the rights to use their patented XaviX(TM) technology. As part of its agreement with SSD, the Company became an exclusive sublicensing agent for the XaviX(TM) technology in the North American market for use in entertainment applications. The fair value of the exclusive sublicensing right of $1,260 has been recorded as an intangible asset, which is being amortized on a straight-line basis over a three year fiscal period.

     During the year of 1999, the Company and EA announced a strategic alliance for the extension of EA brands and game properties in the dedicated electronic handheld game category. As part of this alliance, the Company entered into a worldwide licensing agreement with EA. In an additional agreement, the Company granted EA warrants to purchase 375,000 shares of the Company common stock during the term of the agreement. The agreement with EA runs through the end of 2002. The fair value of the warrants of $667 has been recorded as an intangible asset for the acquired license. The asset is being amortized on a straight-line basis over the term of agreement.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)
                                   (Unaudited)

6.   INTANGIBLE ASSETS (Continued)

     The Company purchased the assets and business of KidActive, LLC, dba Girl Tech(R) during the quarter ended April 30, 1998. KidActive, LLC, dba Girl Tech(R) was a development stage enterprise and had not traded prior to the Company's acquisition of its assets. The Company purchased the assets and business of KidActive, LLC, dba Girl Tech(R) for $2.4 million in cash plus 190,094 shares, a total of $6 million. Of this $4.5 million was capitalized as goodwill and brand name, and $1.5 million was written off immediately as purchased research and development. Goodwill and brand name are being amortized over a three year fiscal period on a straight-line basis.

     Accumulated amortization was $6,507 and $4,317 at September 30, 2000 and December 31, 1999, respectively.

7.   SHORT-TERM BORROWINGS

     As of September 30, 2000, the Company had line-of-credit agreements with various banks that provided for borrowings of up to approximately $6 million, including available for uncommitted credit facilities, the issuance of letters of credit and foreign currency exchange activity. Substantially all of the short-term borrowings outstanding as of September 30, 2000 and as of December 31, 1999 represent borrowings made under, or supported by, these line-of-credit. The weighted average interest rate of the outstanding borrowing was approximately 8% for the quarter ended September 30, 2000.

8.   INCOME TAXES

     The components of (loss) income from continuing operations before income taxes are as follows:

                                    Nine months ended September 30,
                                  ----------------------------------
                                        2000                1999
                                  --------------      --------------


     United States                $      (11,581)     $          925
     International                        (4,717)             13,435
                                  --------------      --------------
                                  $      (16,298)     $       14,360
                                  ==============      ==============

                              RADICA GAMES LIMITED

                            (US dollars in thousands)
                                   (Unaudited)

8.   INCOME TAXES (Continued)

     As the Company's subsidiary in the People's Republic of China ("PRC") is a sino-foreign joint venture enterprise, it is eligible for an exemption from income tax for two years starting from the first profitable year of operations and thereafter a 50 percent relief from income tax for the following three years under the Income Tax Law of the PRC. That subsidiary had its first profitable year of operations in the year ended December 31, 1997 and the 2000 effective tax rate was 12%. In addition, under the existing processing arrangement and in accordance with the current tax regulations in the PRC, manufacturing income generated in the PRC is not subject to PRC income taxes.

     The (credit) provision for income taxes consists of the following:

                                    Nine months ended September 30,
                                  ----------------------------------
                                       2000                1999
                                  --------------      --------------
     United States
       Federal tax expense
         (benefit), net of state
         tax expense (benefit)    $           55      $           73
     International
       Current income tax                   (669)                111
                                  --------------      --------------
     Total (credit) provision
        for income tax            $         (614)     $          184
                                  ==============      ==============

                              RADICA GAMES LIMITED

                            (US dollars in thousands)
                                   (Unaudited)

8.   INCOME TAXES (Continued)

     A reconciliation between the (credit) provision for income taxes computed by applying the statutory tax rates in the United States to income before income taxes and the actual (credit) provision for income taxes is as follows:

                                    Nine months ended September 30,
                                  ----------------------------------
                                       2000                1999
                                  --------------      --------------

     US statutory rate                        34%                 34%
                                  --------------      --------------

     (Credit) provision for
        income taxes at
        statutory rate on income  $       (5,541)     $        4,883
     International rate
        differences                       (2,739)             (4,814)
     Accounting losses (gains)
        for which deferred
        income tax cannot be
        recognized                         3,109                  73
     Increase in valuation
        allowance                          4,237                  --
     Other                                   320                  42
                                  --------------      --------------
     Income tax (credit)
        provision                 $         (614)     $          184
                                  ==============      ==============

                              RADICA GAMES LIMITED

                            (US dollars in thousands)
                                   (Unaudited)

8.   INCOME TAXES (Continued)

     Deferred income taxes reflect the net tax effect of temporary differences between the amounts of assets and liabilities for income tax purposes compared with the respective recorded amounts for financial statement purposes. Significant components of the Company's deferred taxes assets and liabilities are as follows:

                                             September 30,       December 31,
                                                 2000                1999
                                            --------------      --------------
     Deferred tax assets (liabilities):
     Excess of tax over financial
          reporting depreciation            $           67      $           67
     Tax losses                                      4,430               1,841
     Bad debt allowance                                452                 132
     Advertising allowances                            342                 409
     Inventory obsolescence reserve                  1,323                 355
     Accrued sales adjustments and returns             956                 519
     Other                                             571                 581
                                            --------------      --------------
                                                     8,141               3,904
     Valuation allowance                            (4,463)               (226)
                                            --------------      --------------
                                            $        3,678      $        3,678
                                            ==============      ==============

                              RADICA GAMES LIMITED

                            (US dollars in thousands)
                                   (Unaudited)

9.   LONG-TERM DEBT

     On June 24, 1999, the Company entered into a $12.3 million guaranteed loan agreement with the vendors as part of financing of the LMP acquisition. Interest on the loan notes was based on US$ LIBOR offered rate minus 130 basis points. In June 2000, the Company entered a new agreement with one of its banks. The new agreement provided for converting the guaranteed loan into a three-year term loan, and used the proceeds to retire and pay back the outstanding guaranteed loan notes in full. The Company has borrowed $10 million under the new loan agreement as of September 30, 2000, which bears interest at the three month Singapore Interbank Offered Rate ("SIBOR") plus 2% (8.6% at September 30, 2000). The agreement requires quarterly principal and interest payment, which matures in June 2003. Additionally, the Company has a revolving loan with the bank, which permits borrowings of up to $2 million. This revolving loan bears interest at the three month SIBOR plus 2.5%. At September 30, 2000, no amount was outstanding on this revolving loan.

     The term loan and revolving loan are secured by properties and deposits of the Company. The agreement contains covenants that, among other things, require the Company to maintain a minimum tangible net worth, gearing ratio, and other financial ratios.

     Long-term debts are as follows:

                                   September 30,         December 31,
                                       2000                 2000
                                  --------------       --------------

     Term loan payable            $       10,033                 --
     Guaranteed loan notes                  --                 12,345
                                  --------------       --------------
                                          10,033               12,345
     Less: Current portion                (3,648)              (1,399)
                                  --------------       --------------
                                  $        6,385       $       10,946
                                  ==============       ==============


     As of September 30, 2000, the future minimum principal payments due on long-term debt are as follows:

                                   September 30,
                                       2000
                                  --------------

     2000                         $          912
     2001                                  3,648
     2002                                  3,648
     2003                                  1,825
                                  --------------
                                  $       10,033
                                  ==============

                              RADICA GAMES LIMITED

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS --
             (Continued) (US dollars in thousands, except share and
                                 per share data)
                                   (Unaudited)

10.  COMMON STOCK

     During the nine months ended September 30, 2000, the Company repurchased 50,000 shares at an average price of $7.125 per share under the Company's authorized repurchase programs. All repurchased shares were cancelled. As of September 30, 2000, approximately 0.8 million shares remain available for repurchase under the repurchase programs.

11.  RESTRUCTURING CHARGE

     During the quarter ended June 30, 2000, the Company completed a restructuring program of its worldwide operations. As part of this restructuring, the Company made a number of layoffs and organizational changes in the United States, the United Kingdom and Asia to allow the Company to streamline operations and reposition itself for future profitability. As a result, the Company recognized a one time restructuring charge of $1.4 million.

12.  EARNINGS PER SHARE

     The following information shows the numbers used in computing earnings per share and the effect on income and the weighted average number of shares of dilutive potential common stock:

                                         Three months ended September 30,
                                         --------------------------------
                                              2000              1999
                                         --------------    --------------
     Numerator for basic and diluted
       earnings per share:
       Net income                        $        3,864    $        8,817
                                         ==============    ==============
     Denominator:
       Denominator for basic
          earnings per share                 17,639,400        17,801,396
       Effect of dilutive options               297,829           728,997
                                         --------------    --------------
       Denominator for diluted
          earnings per share                 17,937,229        18,530,393
                                         ==============    ==============

     Basic earnings per share:           $         0.22    $         0.50
                                         ==============    ==============

     Diluted earnings per share:         $         0.22    $         0.48
                                         ==============    ==============

     Options and warrants on 2,062,600 shares of common stock were not included in computing diluted loss per share since their effects were antidilutive.

                              RADICA GAMES LIMITED

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS --
             (Continued) (US dollars in thousands, except share and
                                 per share data)
                                   (Unaudited)

12.  EARNINGS PER SHARE (Continued)

     The following information shows the numbers used in computing (loss) earnings per share and the effect on (loss) income and the weighted average number of shares of dilutive potential common stock:

                                          Nine months ended September 30,
                                          -------------------------------
                                               2000             1999
                                          --------------   --------------

     Numerator for basic and diluted
       (loss) earnings per share:
       Net (loss) income                  $      (15,684)  $       14,176
                                          ==============   ==============

     Denominator:
       Denominator for basic
          (loss) earnings per share           17,624,297       18,282,007
       Effect of dilutive options                   --            881,926
                                          --------------   --------------
       Denominator for diluted
          (loss) earnings per share           17,624,297       19,163,933
                                          ==============   ==============

     Basic (loss) earnings per share:     $        (0.89)  $         0.78
                                          ==============   ==============

     Diluted (loss) earnings per share:   $        (0.89)  $         0.74
                                          ==============   ==============

     Options and warrants on 2,638,800 shares of common stock were not included in computing diluted loss per share since their effects were antidilutive.

13.  STOCK OPTIONS

     The Company's 1994 Stock Option Plan of employees and directors (the "Stock Option Plan") provided for options to be granted for the purchase of an aggregate of 1,600,000 shares of common stock at per share prices not less than 100% of the fair market value at the date of grant as determined by the Compensation Committee of the Board of Directors. Following approval at the annual shareholders meetings in April 1997, 1998, the meeting of the Board of Directors in June 1999 and the annual shareholders meetings in May 2000, the Stock Option Plan's aggregated common stock increased by 400,000, 800,000, 60,000 and 840,000, respectively. In total, the Stock Option Plan's aggregate common stock increased to 3,700,000 shares available for options. Options under this plan are generally exercisable ratably over three to five years from the date of grant unless otherwise provided.

                              RADICA GAMES LIMITED

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS --
             (Continued) (US dollars in thousands, except share and
                                 per share data)
                                   (Unaudited)

13.  STOCK OPTIONS (Continued)

     Option activity for the nine months ended September 30, 2000:-

                                                               Weighted average
                                                Number          exercise price
                                              of shares            per share
                                            --------------      --------------
                                            (in thousands)

     Outstanding at December 31, 1999                 2,000     $         7.93
     Options granted                                    707               2.99
     Options cancelled                                 (387)             10.49
     Options exercised                                  (56)              1.43
                                            --------------
     Outstanding at September 30, 2000                2,264     $         6.11
                                            ==============

     Exercisable at September 30, 2000                  865     $         7.68

     The following is additional information relating to options outstanding as of September 30, 2000:

                                               Options outstanding                            Options exercisable
                           ----------------------------------------------------------   -----------------------------
                                                                  Weighted average
                                             Weighted average       remaining                          Weighted average
      Exercise                 Number         exercise price         contractual          Number         exercise price
      price range             of shares         per share           life (years)         of shares         per share
      -----------             ---------         ---------           ------------        ----------         ---------
                           (in thousands)                                             (in thousands)
     $ 1.090 to 2.000              532           $    1.30               5.52                 275           $    1.32
     $ 2.001 to 4.000              972                3.14               8.62                 168                3.48
     $ 4.001 to 6.000                3                5.00               6.67                   1                5.00
     $ 6.001 to 8.000               39                6.72               6.77                  21                6.90
     $ 8.001 to 10.000              56                9.59               8.57                  13                9.69
     $ 10.001 to 12.000            192               10.90               8.24                 136               10.98
     $ 12.001 to 14.000            174               12.71               8.20                  92               12.67
     $ 14.001 to 16.000             95               14.62               7.87                  24               14.83
     $ 16.001 to 18.000            118               17.00               7.69                  84               16.99
     $ 18.001 to 20.000             83               18.99               7.53                  51               19.08
                            ----------                                                 ----------
                                 2,264           $    6.11               7.67                 865           $    7.68
                            ==========                                                 ==========

                              RADICA GAMES LIMITED

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS --
             (Continued) (US dollars in thousands, except share and
                                 per share data)
                                   (Unaudited)

13.  STOCK OPTIONS (Continued)

     Pro forma information regarding net (loss) income and (loss) earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of stock options at date of grant was $1.67 and $4.54 per option for the nine months ended September 30, 2000 and 1999, respectively. The value was estimated on the date of grant using the Black-Scholes option pricing model with the following weight average assumptions:

                                   Nine months ended September 30,
                                ------------------------------------
                                      2000                 1999
                                ----------------     ---------------

     Expected life of options        5 years             5 years
     Risk-free interest rate           6.0%                5.1%
     Expected volatility of
       underlying stock                 58%                 35%
     Dividends                           0%                  0%

     The Black-Scholes option pricing models require the input of highly subjective assumptions, including the expected volatility of stock price. Because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the stock options.

     If the Company had accounted for its stock option plans by recording compensation expenses based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company's net (loss) income and (loss) earnings per share would have been adjusted to the pro forma amounts as follows:

                                      Nine months ended September 30,
                                      -----------------------------
                                           2000            1999
                                      -------------    ------------

     Pro forma net (loss) income      $    (16,592)    $     13,524
     Pro forma (loss) earnings
        per share
           Basic                             (0.94)            0.74
           Diluted                           (0.94)            0.71

                              RADICA GAMES LIMITED

                            (US dollars in thousands)
                                   (Unaudited)

14.  CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     Accounts receivable of the Company are subject to a concentration of credit risk with customers in the retail sector. This risk is limited due to the large number of customers composing the Company's customer base and their geographic dispersion, though the Company's games business has two customers which accounted for more than twenty-one percent and sixteen percent of net sales for the nine months ended September 30, 2000 and two customers which accounted for more than twenty-five percent and eighteen percent of net sales in the nine months ended September 30, 1999. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

15.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

     The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, notes payable and warrants are reasonable estimates of their fair value.

16.  PLEDGE OF ASSETS

     At September 30, 2000, the Company's term loan agreements and general banking facilities including overdraft and trade facilities were collateralized by certain leasehold land and buildings, bank balances, and inventories with a net book value of $4,681, $11,139 and $7,171, respectively.

17.  RETIREMENT PLAN

     The Company has defined contribution retirement plans covering substantially all employees. Under these plans, eligible employees may contribute amounts through payroll deductions which are 5% or more of individual salary, supplemented by employer contributions ranging from 5% to 10% of individual salary depending on the years of service. The expenses related to these plans were $124 and $142 for the nine months ended September 30, 2000 and 1999, respectively.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)
                                   (Unaudited)

18.  SEGMENT INFORMATION

     The Company adopted the SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The adoption of SFAS No. 131 did not affect results of operations or financial position, but did affect the disclosure of segment information. As a result of this change, prior periods' presentations are restated to conform to current year presentations.

     Prior to the acquisition of LMP, the Company historically operated in one principal industry segment: the design, development, manufacture and distribution of a variety of electronic and mechanical handheld and tabletop games. On June 24, 1999, the Company acquired LMP. Due to the distinct differences between the core products of LMP and the remainder of the Company, the Company has decided to operate and report on these product lines as two different business segments: Peripherals, which includes video game controllers and steering wheels and other video games accessories; and Games, which includes electronic and mechanical handheld and tabletop games.

     The Company evaluates performance and allocates resources based on income or loss from operations before interest and income taxes, not including profits and losses on the Company's investment portfolio. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)
                                   (Unaudited)

18.  SEGMENT INFORMATION (Continued)

     A summary of the Company's two business segments is set forth below.

                                              Nine months ended September 30,
                                             ---------------------------------
                                                  2000                1999
                                             --------------     --------------

     Net sales
       Games                                 $       62,684     $       85,868
       Peripherals                                    6,366              3,182
                                             --------------     --------------
     Total net sales                         $       69,050     $       89,050
                                             ==============     ==============

     Depreciation and amortization
       Games                                 $        3,385     $        2,906
       Peripherals                                      742                651
                                             --------------     --------------
     Total depreciation and amortization     $        4,127     $        3,557
                                             ==============     ==============

     Segment (loss) income
       Games                                 $      (10,835)    $       15,087
       Peripherals                                   (6,019)            (1,304)
                                             --------------     --------------
     Total segment (loss) income             $      (16,854)    $       13,783

     Corporate and unallocated
       Interest income                                1,064              1,422
       Interest expense                                (508)              (141)
       Equity in net loss of
          affiliated company                           --                 (704)
                                             --------------     --------------
     Total consolidated (loss) income
          before income taxes                $      (16,298)    $       14,360
                                             ==============     ==============

     Capital expenditures
       Games                                 $          953     $          295
       Peripherals                                      173                 56
       Corporate and unallocated                      1,799              1,837
                                             --------------     --------------
     Total capital expenditures              $        2,925     $        2,188
                                             ==============     ==============

                              RADICA GAMES LIMITED

                            (US dollars in thousands)
                                   (Unaudited)

18.  SEGMENT INFORMATION (Continued)

                                   September 30,        December 31,
                                       2000                 1999
                                  --------------       --------------
     Segment assets
       Games                      $       43,118       $       67,347
       Peripherals                        17,557               22,589
       Corporate and unallocated          44,177               32,159
                                  --------------       --------------
     Total consolidated assets    $      104,852       $      122,095
                                  ==============       ==============

     Assets included in corporate and unallocated principally are cash and cash equivalents, investment in affiliated company and certain unallocated property, plant and equipment.

     Information about the Company's operations in different geographic areas is set forth in the table below. Net sales are attributed to countries based on the location of customers, while identifiable assets are reported based on their location.

                                    Nine months ended September 30,
                                  -----------------------------------
                                       2000                 1999
                                  --------------       --------------

     Net sales:
     United States and Canada     $       59,105       $       81,508
     Europe                                8,271                5,645
     Asia Pacific and other
       countries                           1,674                1,897
                                  --------------       --------------
                                  $       69,050       $       89,050
                                  ==============       ==============

                                   September 30,        December 31,
                                       2000                 1999
                                  --------------       --------------
     Identifiable assets:
     United States and Canada     $       37,454       $       39,702
     Europe                               17,319               26,485
     Asia Pacific and other
       countries                          50,079               55,908
                                  --------------       --------------
                                  $      104,852       $      122,095
                                  ==============       ==============

                              RADICA GAMES LIMITED

                            (US dollars in thousands)
                                   (Unaudited)

19.  VALUATION AND QUALIFYING ACCOUNTS

                                                    Balance at          Charged to                              Balance at
                                                    beginning            cost and           Deductions /            end of
                                                    of period            expenses            write-offs             period
                                                    ---------            --------            ----------             ------

Nine months ended September 30, 2000
     Allowances for doubtful accounts                    $   389              $ 2,892             $ (1,021)           $  2,260
     Estimated customer returns                              624                  524                 (553)                595
     Provision for inventories                             2,339                5,966               (1,000)              7,305
                                                  ---------------     ----------------     ----------------     ---------------
                                                         $ 3,352              $ 9,382             $ (2,574)           $ 10,160
                                                  ===============     ================     ================     ===============
Nine months ended September 30, 1999
     Allowances for doubtful accounts                      $ 446                  $ 3                $ (17)           $    432
     Estimated customer returns                            1,077                  450               (1,123)                404
     Provision for inventories                             2,437                  201                 (327)              2,311
                                                  ---------------     ----------------     ----------------     ---------------
                                                         $ 3,960              $   654             $ (1,467)           $  3,147
                                                  ===============     ================     ================     ===============

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

         The following discussion should be read in conjunction with the attached financial statements and notes thereto, and with the audited financial statements, accounting policies and notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 1999 as filed with the United States Securities and Exchange Commission.

RESULTS OF OPERATIONS -- QUARTER ENDED SEPTEMBER 30, 2000
COMPARED TO THE QUARTER ENDED SEPTEMBER 30, 1999

         The following table sets forth items from the Company's Consolidated Statements of Income as a percentage of net revenues:

                                                          Three months ended
                                                              September 30,
                                                        -----------------------
                                                           2000          1999
                                                        --------       --------

     Net revenues                                         100.0%         100.0%
     Cost of sales                                         65.9%          60.5%
     Gross margin                                          34.1%          39.5%
     Selling, general and administrative expenses          18.4%          15.4%
     Research and development                               3.4%           3.6%
     Depreciation and amortization                          3.5%           2.9%

     Operating income                                       8.8%          17.6%
     Other income                                           0.9%           0.8%
     Share of loss of affiliated company                     --            0.3%
     Interest income, net                                   0.2%           0.7%

     Income before income taxes                             9.9%          18.8%
     Provision for income taxes                             0.2%           0.2%

     Net income                                             9.7%          18.6%

         After tax net income for the third quarter ended September 30, 2000 was $3.9 million or $0.22 diluted earnings per share versus $8.8 million or $0.48 diluted earnings per share for the third quarter last year. The Company's total revenues for the third quarter ended of 2000 were $39.9 million, compared to $47.4 million for the same period in 1999.

         Summary of sales achieved from each category of products:

                                                   QUARTER ENDED SEPTEMBER 30,
                         --------------------------------------------------------------------------
                                        2000                                    1999
                         ----------------------------------       ---------------------------------
                               NET            % OF NET                 NET             % OF NET
Product Lines              Sales Value       Sales Value           Sales Value       Sales Value
-----------------------  ----------------  ----------------       ---------------   ---------------
                          (in thousands)                          (in thousands)
Handheld                        $ 18,132               46%              $ 30,597               65%
PlayTV                             5,239               13%                     -                0%
Girl Tech games                    6,845               17%                 2,560                5%
ODM products                       7,330               18%                11,049               23%
Peripherals                        2,353                6%                 3,182                7%
                         ----------------  ----------------       ---------------   ---------------
Total                           $ 39,899              100%              $ 47,388              100%
                         ================  ================       ===============   ===============

         As reported in previous quarters, we saw adverse market conditions in the electronic handheld game category which have only partially been offset by the growth of the Company's Girl Tech(R) product line and the introduction of Radica's new PlayTV(TM) line of games. Video game controllers revenues were also down from 1999 as a result of the effects of the platform transition form Sony's PlayStation to PlayStation 2.

         Gross margin for the quarter declined to 34.1%, compared to 39.5% in the third quarter of 1999 as a result of the impact of sales of closeout product.

         Operating expenses dropped from $10.4 million in the third quarter of 1999 to $10.1 million as a result of savings in salaries due to the second quarter reorganization offset by an increase in advertising expenditures of $1 million. Expenses were down by approximately $0.8 million from last quarter of 2000 (before the effect of the Q2 restructuring charge).

CAPITAL RESOURCES AND LIQUIDITY

         As of September 30, 2000, the Company had $26.4 million in cash and cash equivalents, a decrease of $5.8 million from December 31, 1999. Working capital at September 30, 2000 was nearly $46 million, a $19.2 million decrease from December 31, 1999. Net cash used in operating activities and investing activities was $2 million and $4.1 million, respectively. Investing activities, consisting primarily of purchase of property, plant and machinery and intangible assets. As of September 30, 2000, the Company had more than $6 million of various lines of credit available for use. The Company believes that its existing cash and cash equivalents and cash generated from operations are sufficient to satisfy the current anticipated working capital needs of its core business.

Item 3.  Qualitative and Quantitative Disclosures About Market Risk


MARKET RISK DISCLOSURES

         The following discussion about the Company's market risk disclosures contains forward-looking statements. Forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements. The Company is exposed to market risk related to changes in interest rates and foreign currency exchange rates. The Company does not have derivative financial instruments for hedging, speculative, or trading purposes.

INTEREST RATE SENSITIVITY

         The Company's long-term loan agreement is based upon the US$ Singapore Interbank Offered Rate ("SIBOR") and, as such, is sensitive to changes in interest rates. The Company has not used derivative financial instruments in its indebtedness. At September 30, 2000, the result of a hypothetical one percentage change in the underlyng US$ SIBOR rates would have resulted in an approximate $0.1 million change in the annual amount of interest payable on such debt.

FOREIGN CURRENCY RISK

         The Company has net monetary asset and liability balances in foreign currencies other than the U.S. dollar, including the Pound Sterling, the Canadian dollar, the Hong Kong dollar and the Renminbi. International distribution and sales revenues usually are made by the Company's subsidiaries in the United States, United Kingdom and Canada, and are denominated typically in their local currency. However, the expenses incurred by these subsidiaries are also denominated in the local currency. As a result, the operating results of the Company are exposed to changes in exchange rates between the United States Dollar and the Pound Sterling or the Canadian dollar. The Company does not currently hedge its foreign exchange risk, which is not significant at this time. The Company will continue to monitor its exposure to currency fluctuations, and, where appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations. There can be no assurance that exchange rate fluctuations will not harm the business in the future.

PART II -- OTHER INFORMATION


Item 1.  Legal Proceedings

         None.

Item 2.  Changes in Securities and Use of Proceeds

         None.

Item 3.  Defaults Upon Senior Securities

         None.

Item 4.  Submission of Matters to a Vote of Security Holders

         None.

Item 5.  Other Information

         None.

Item 6.  Exhibits and Reports on Form 8-K

         (a)  Exhibits

              None.

         (b)  Reports on Form 8-K

              None.

         Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 RADICA GAMES LIMITED



Date:  December 21, 2000                         /s/ Craig D. Storey
      ---------------------------                -------------------------------
                                                 Craig D. Storey
                                                 Chief Accounting Officer